FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of June 5, 2008

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Tenaris's press release where confirms dividend payment and election of directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2008

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Nigel Worsnop
Tenaris
1-888-300-5432
www.tenaris.com

Tenaris Confirms Dividend Payment and Election of Directors

Luxembourg, June 4, 2008 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN), in its annual general shareholders meeting today, approved the consolidated financial statements and the report and accounts of the Company for the year ended December 31, 2007, as well as the payment of an annual dividend of US$0.38 per share, (US$0.76 per ADS), or approximately US$450 million. The amount approved includes the interim dividend previously paid on November 22, 2007, in the amount of US$0.13 per share (US$0.26 per ADS). Tenaris will pay the balance of the annual dividend amounting to US$0.25 per share (US$0.50 per ADS), or approximately US$295 million, on June 26, 2008 with a record date of June 25, 2008 and an ex-dividend date of June 23, 2008.

The general shareholders’ meeting approved the re-election of the current members of the board of directors, with the exception of  Bruno Marchettini who did not stand for re-election, and the election of Alberto Valsecchi, our former Chief Operating Officer, to serve as members of the board of directors until the next annual shareholders’ meeting, which will be held in June 2009.

The board of directors subsequently confirmed Amadeo Vázquez y Vázquez, Jaime Serra Puche and
Roberto Monti as members of the Company’s audit committee, with Mr. Vázquez y Vázquez to continue as chairman. All three members of the audit committee are independent directors.

The company re-appointed PricewaterhouseCoopers as its independent auditors for the 2008 fiscal year.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.